As filed with the Securities and Exchange Commission on December 6, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MEDTRONIC, INC.
(Exact name of registrant as specified in its charter)

Minnesota	3845	41-0793183
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
710 Medtronic Parkway
Minneapolis, Minnesota 55432
(763) 514-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Keyna Skeffington
Senior Legal Counsel and Assistant Secretary
710 Medtronic Parkway
Minneapolis, Minnesota 55432
(763) 514-4000
(Name and address, including zip code, and telephone number, including area code, of agent for service of process)

Copies to:

Thomas F. Steichen Fredrikson & Byron, P.A. 200 South Sixth Street, Suite 4000 Minneapolis, MN 55402 (612) 492-7000	Winthrop B. Conrad, Jr. Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering:    ☐

CALCULATION OF REGISTRATION FEE

		Proposed
		maximum	Proposed
		offering price	maximum
Title of each class of	Amount to be	per unit or	aggregate	Amount of
securities to be registered	registered	share(1)	offering price(1)	registration fee(2)

4.375% Senior Notes, Series B due 2010	$400,000,000	100%	$400,000,000	$42,800

4.750% Senior Notes, Series B due 2015	$600,000,000	100%	$600,000,000	$64,200

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f) under the Securities Act of 1933, as amended. The price per unit is based on the book value of the currently outstanding 4.375% Senior Notes due 2010 and 4.750% Senior Notes due 2015.

(2)	Calculated pursuant to Rule 457(f)(2).

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus may change. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO AMENDMENT DATED DECEMBER 6, 2005
PROSPECTUS
Offer to Exchange
4.375% Senior Notes, Series B due 2010 and
4.750% Senior Notes, Series B due 2015
for all outstanding
4.375% Senior Notes due 2010
and
4.750% Senior Notes dues 2015
     We are offering to exchange up to $400,000,000 in principal amount of our 4.375% Senior Notes, Series B due 2010 and up to $600,000,000 in principal amount of our 4.750% Senior Notes, Series B due 2015, or collectively, the New Notes, for up to $400,000,000 in principal amount of our 4.375% Senior Notes due 2010 and up to $600,000,000 in principal amount of our 4.750% Senior Notes due 2015, or collectively, the Old Notes, that are properly tendered and accepted for exchange on the terms set forth in this prospectus and in the accompanying Letter of Transmittal, which we refer to together as the exchange offer. See page 18 for a description of how to tender Old Notes.
     The exchange offer is subject to important conditions, as more fully explained in this prospectus.
     The exchange offer will expire at midnight, New York City time, on January 6, 2006, the expiration date, unless we extend it. We will announce any extensions by press release or other permitted means no later than 9:00 a.m., New York City time on the day after expiration of the exchange offer.
     The New Notes are identical to the outstanding Old Notes, except that the New Notes have been registered under the federal securities laws and will not bear any legend restricting their transfer. The New Notes will represent the same debt as the Old Notes and will be issued under the same indenture.
     The exchange offer is not conditioned upon the tender of any minimum aggregate amount of the 4.375% Senior Notes due 2010 or the 4.750% Senior Notes due 2015.
     Tenders of outstanding Old Notes may be withdrawn at any time on or prior to the expiration of the exchange offer.
     Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The accompanying letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for outstanding Old Notes where such outstanding New Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of one year after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”
     There is no existing public market for the New Notes. We do not intend to list the New Notes on any securities exchange or quotation system.
     The exchange offer is described in detail in this prospectus, and we urge you to read it carefully, including the section titled “Risk Factors,” beginning on page 8 of this prospectus, for a discussion of factors that you should consider before you decide to participate in the exchange offer.
     The exchange offer is not being made to, and we will not accept tenders for exchange from, holders of Old Notes in any jurisdiction in which the exchange offer or the acceptance of the offer would not be in compliance with the securities or blue sky laws of that jurisdiction.
     Neither our board of directors nor any other person is making any recommendation as to whether you should choose to exchange your Old Notes for New Notes.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is                   , 2006.

Page

WHERE YOU CAN FIND MORE INFORMATION	ii
FORWARD-LOOKING STATEMENTS	iv
SUMMARY	1
MEDTRONIC, INC	1
SUMMARY OF THE EXCHANGE OFFER	3
SUMMARY OF NEW NOTES	6
RISK FACTORS	8
CAPITALIZATION	11
SELECTED CONSOLIDATED FINANCIAL INFORMATION	12
USE OF PROCEEDS	13
RATIO OF EARNINGS TO FIXED CHARGES	13
PRICE RANGE OF OUR COMMON STOCK	14
DIVIDEND POLICY	14
PLAN OF DISTRIBUTION	14
THE EXCHANGE OFFER	15
DESCRIPTION OF THE NEW NOTES	23
DESCRIPTION OF CAPITAL STOCK	32
MATERIAL FEDERAL INCOME TAX CONSIDERATIONS	35
LEGAL MATTERS	38
EXPERTS	38
Indenture
Form of 4.375% Senior Notes
Form of 4.750% Senior Notes
Opinion of Fredrickson & Byron, P.A.
Tax Opinion of Frederickson & Byron, P.A.
Statement Re: Computation of Ratio of Earnings to Fixed Charges
Consent of PricewaterhouseCoopers LLP
Statement of Eligibility and Qualifications of Trustee on Form T-1
Form of Letter of Transmittal
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
Form of Letter to Clients
Form of Instruction Form
Form of Guidelines for Certification of Taxpayer Identification

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate as of the date appearing on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

i

WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Please call the SEC at 1-800-SEC-0330 for additional information about the Public Reference Room.
      The SEC also maintains a website that contains reports, proxy statements and other information about issuers, including Medtronic, Inc., that file electronically with the SEC. The address of that site is www.sec.gov. You can also inspect reports, proxy statements, and other information about Medtronic at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
      We are “incorporating by reference” into this prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information contained directly in this prospectus. This prospectus incorporates by reference the following documents, each of which we previously filed with the SEC:

•	The description of Medtronic’s common stock which is contained or incorporated by reference in the Registration Statement on Form 8-A dated November 3, 2000.

•	Description of Medtronic’s preferred stock purchase rights attached to its common stock contained in Medtronic’s registration statement on Form 8-A dated November 3, 2000.

•	Our Annual Report on Form 10-K for the fiscal year ended April 29, 2005, filed June 29, 2005.

•	Our Quarterly Report on Form 10-Q for period ended July 29, 2005, filed September 1, 2005.

•	Our Quarterly Report on Form 10-Q for the period ended October 28, 2005, filed December 6, 2005.
These reports contain important information about us and our finances.
      All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, from the date of this prospectus to the end of the offering of the Notes under this document shall also be deemed to be incorporated herein by reference and will automatically update information in this prospectus; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K.
      Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference into this prospectus modifies or supercedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
      You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:
Investor Relations Department
Medtronic, Inc.
710 Medtronic Parkway
Minneapolis, Minnesota 55432
(763) 514-4000
Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference into this prospectus.

      We make available free of charge on or through our Internet website, www.medtronic.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained in our website does not constitute part of this prospectus unless otherwise specifically incorporated by reference herein.
IN ORDER FOR YOU TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS BEFORE THE EXPIRATION OF THE EXCHANGE OFFER, MEDTRONIC SHOULD RECEIVE YOUR REQUEST NO LATER THAN DECEMBER 27, 2005.

FORWARD-LOOKING STATEMENTS
      Certain statements contained in this prospectus, and the documents incorporated herein by reference and other written and oral statements made from time to time by us, do not relate strictly to historical or current facts. As such, they are considered “forward-looking statements” which provide current expectations or forecasts of future events. Our forward-looking statements generally relate to our growth strategies, financial results, product development, regulatory approvals, competitive strengths, the scope of our intellectual property rights, mergers and acquisitions, market acceptance of our products, and sales efforts. Such statements can be identified by the use of terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “possible,” “project,” “should,” “will” and similar words or expressions. One must carefully consider forward-looking statements and understand that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions. Consequently, no forward-looking statement can be guaranteed and actual results may vary materially. It is not possible to foresee or identify all factors affecting our forward-looking statements and investors therefore should not consider any list of such factors to be an exhaustive statement, of all risks, uncertainties, or potentially inaccurate assumptions.
      Although it is not possible to create a comprehensive list of all factors that may cause actual results to differ from our forward-looking statements, the factors include, but are not limited to (i) trends toward managed care, health care cost containment, and other changes in government and private sector initiatives, in the United States and other countries in which we do business, which are placing increased emphasis on the delivery of more cost-effective medical therapies; (ii) the trend of consolidation in the medical device industry as well as among customers of medical device manufacturers, resulting in more significant, complex, and long-term contracts than in the past and potentially greater pricing pressures; (iii) the difficulties and uncertainties associated with the lengthy and costly new product development and regulatory clearance processes, which may result in lost market opportunities or preclude product commercialization; (iv) efficacy or safety concerns with respect to marketed products, whether scientifically justified or not, that may lead to product recalls, withdrawals, or declining sales; (v) changes in governmental laws, regulations, and accounting standards and the enforcement thereof that may be adverse to us; (vi) increased public interest in recent years in product liability claims for implanted medical devices, including implantable cartioverter-defibrillators, pacemakers, leads, stents and spinal systems, and adverse developments in litigation involving us; (vii) other legal factors including environmental concerns and patent disputes with competitors; (viii) agency or government actions or investigations affecting the industry in general or us in particular; (ix) the development of new products or technologies by competitors, technological obsolescence, and other changes in competitive factors; (x) risks associated with maintaining and expanding international operations; (xi) our business acquisitions, dispositions, discontinuations or restructurings; (xii) the integration of businesses that we have acquired; (xiii) the price and volume fluctuations in the stock markets and their effect on the market prices of technology and health care companies; and (xiv) economic factors over which we have no control, including changes in inflation, foreign currency rates, and interest rates.
      We note these factors as permitted by the Private Securities Litigation Reform Act of 1995.
      When a forward-looking statement includes an underlying assumption, we caution that, while we believe the assumption to be reasonable and make it in good faith, assumed facts often vary from actual results, and the difference between assumed facts and actual results can be material. Where, in any forward-looking statement, we express an expectation or belief as to future results, there can be no assurance that the expectation or belief will result. Our actual results may differ materially from those expressed in any forward-looking statements made by us. Forward-looking statements involve a number of risks of uncertainties including, but not limited to, the risks described or referred to under the heading “Risk Factors” beginning on page 8 of this prospectus. All forward-looking statements are qualified by and should be read in conjunction with those risk factors. Except as may be required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY
      The following summary may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision. When used in this prospectus, unless the context otherwise requires and except with respect to the section entitled “Description of Notes,” the term “Medtronic” refers to Medtronic, Inc. and the terms “we,” “us,” and “our” refer to Medtronic, Inc. and its subsidiaries.
MEDTRONIC, INC.
      We are the global leader in medical technology, alleviating pain, restoring health and extending life for millions of people around the world. We are committed to offering market-leading therapies worldwide to restore patients to fuller, healthier lives. With beginnings in the treatment of heart disease, we have expanded well beyond our historical core business and today provide a wide range of products and therapies that help solve many challenging, life-limiting medical conditions. We hold market-leading positions in almost all of the major markets in which we compete.
      We currently function in five operating segments that manufacture and sell device-based medical therapies. Our operating segments are: Cardiac Rhythm Management (CRM), Spinal, Ear, Nose and Throat (ENT) and Navigation, Neurological and Diabetes, Vascular, and Cardiac Surgery. With innovation and market leadership, we have pioneered advances in medical technology in all of our businesses and enjoyed steady growth. Over the last five years, our net sales have more than doubled, from $5.016 billion in fiscal year 2000 to $10.055 billion in fiscal year 2005. We attribute this growth to our continuing commitment to develop or acquire new products to treat an expanding array of medical conditions.
      Medtronic was founded in 1949, incorporated as a Minnesota corporation in 1957 and today serves physicians, clinicians and patients in more than 120 countries worldwide. Beginning with the development of the heart pacemaker in the 1950s, we have assembled a broad and diverse portfolio of progressive technology expertise both through internal development of core technologies as well as acquisitions. We remain committed to a mission written by our founder more than 40 years ago that directs us “to contribute to human welfare by application of biomedical engineering in the research, design, manufacture and sale of products that alleviate pain, restore health and extend life.”
      With approximately 33,000 dedicated employees worldwide personally invested in supporting our mission, our success in leading global advances in medical technology is rooted in several key strengths:

•	Broad and deep technological knowledge of microelectronics, implantable devices and techniques, power sources, coatings, materials, programmable devices and related areas, as well as a tradition of technological pioneering and breakthrough products that not only yield better medical outcomes, but more cost-effective therapies.

•	Strong intellectual property portfolio that underlies our key products.

•	High product quality standards, backed with stringent systems to ensure consistent performance, that meet or surpass customers’ expectations.

•	Strong professional collaboration with customers, extensive medical educational programs and thorough clinical research.

•	Full commitment to superior patient and customer service.

•	Extensive experience with the regulatory process and sound working relationships with regulators and reimbursement agencies, including leadership roles in helping shape regulatory policy.

•	A proven financial record of sustained growth and continual introduction of new products.

      Our strategic objective is to provide patients and the medical community with comprehensive, life-long solutions for the management of chronic disease. Our key strengths parallel the following basic, but well-implemented, strategies that guide our growth and success:

•	Increase market share in core product lines.

•	Meet unmet medical needs by leveraging our technologies.

•	Broaden our geographical presence in developed and developing markets.

•	Ensure that people who could benefit from our device therapies increasingly have access to them.

•	Acquire or invest in breakthrough technologies to treat an increasing number of chronic diseases.
      In this decade, we anticipate that technology advancements, the internet and increasing patient participation in treatment decisions will transform the nature of health care services and will result in better care at lower cost to the health care system and greater quality of life and convenience to the patient.
      Our strategy to provide a broad range of therapies to restore patients to fuller, healthier lives requires a wide variety of technologies, products and capabilities. The rapid pace of technological development in the medical industry and the specialized expertise required in different areas of medicine make it difficult for one company alone to develop a broad portfolio of technological solutions. In addition to internally generated growth through our research and development efforts, historically we have relied, and expect to continue to rely, upon acquisitions, investments, and alliances to provide access to new technologies both in areas served by our existing businesses as well as in new areas.
      Our net sales in fiscal year 2005 were $10.055 billion, an increase of 11% from the prior fiscal year. We achieved solid worldwide sales growth as a result of our three largest operating segments growing at least 9%.
      This growth is a result of continued new product introductions, market share gains and the further expansion of many of the markets that we serve. Key new product offerings in fiscal year 2005 included the Intrinsictm implantable cardioverter defibrillator (ICD) and the InSync® Sentrytm cardiac resynchronization therapy defibrillator (CRT-D), the Paradigm® 515 and 715 insulin pumps for diabetes, the VERTE-STACK® Capstonetm PEEK (CAPSTONE) Vertebral Body Spacer used in spinal surgery, and our first fully rechargeable neurostimulator for pain management called the Restoretm. Our diverse product portfolio enables us to reach a multitude of patients with our lifesaving and life enhancing therapies. Additionally, the depth of our portfolio has provided us a competitive advantage contributing to our sustained growth in recent years.
      Consolidated net sales for the three and six months ended October 28, 2005 were $2.765 billion and $5.456 billion, respectively. This is an increase of $365.6 million and $709.9 million, respectively, or 15% over each of the same periods in the prior year. Additionally, during the three and six months ended October 28, 2005, foreign exchange translation had an (unfavorable) and favorable impact on net sales for the three and six months ended October 28, 2005 of approximately $(3.3) million and $22.7 million, respectively.
      The three and six month increases in net sales were primarily driven by growth in certain businesses within our CRM, Spinal, ENT and Navigation, and Neurological and Diabetes operating segments. CRM net sales for the three and six months ended October 28, 2005 increased by $185.4 million and $357.1 million, respectively, or 17% and 16%, respectively, over the same periods in the prior year. Spinal, ENT and Navigation net sales for the three and six months ended October 28, 2005 increased by $97.9 million and $202.1 million, respectively, or 19% and 20%, respectively, over the same periods in the prior year and Neurological and Diabetes net sales for the three and six months ended October 28, 2005 increased by $56.8 million and $111.6 million, respectively, or 13% over each of the same periods in the prior year.
      Our principal executive offices are located at 710 Medtronic Parkway, Minneapolis, Minnesota 55432, and our telephone number is (763) 514-4000.

SUMMARY OF THE EXCHANGE OFFER
      The following is a brief summary of the terms of the exchange offer. For a more complete description, see “The Exchange Offer.”

Original Issuance of the Old Notes	We issued $400,000,000 aggregate principal amount of our 4.375% Senior Notes due 2010 and $600,000,000 aggregate principal amount of our 4.750% Senior Notes due 2015 on September 15, 2005. The Old Notes were sold to qualified institutional buyers, as defined under Rule 144A of the Securities Act, in reliance on Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. Because they were sold pursuant to exemptions from registration, the Old Notes are subject to transfer restrictions.

In connection with the issuance of the Old Notes, we entered into a registration rights agreement in which we agreed to deliver to you this prospectus and to use our reasonable best efforts to complete the exchange offer or to file and cause to become effective a registration statement covering the resale of the outstanding Old Notes.

Purpose of the Exchange Offer	The purpose of the exchange offer is to give holders of the Old Notes securities which have been registered under the federal securities laws.

The Exchange Offer	We are offering to exchange $2,000 principal amount of New Notes for each $2,000 principal amount of Old Notes accepted for exchange and integral multiples of $1,000 in excess of $2,000.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions. See “The Exchange Offer — Conditions to the Exchange Offer.”

Expiration Date	The exchange offer will expire at midnight, New York City time, on January 6, 2006, which date we refer to as the “expiration date,” unless extended or earlier terminated by us. We may extend the expiration date for any reason. If we decide to extend it, we will announce any extensions by press release or other permitted means no later than 9:00 a.m. on the business day after the scheduled expiration of the exchange offer.

Withdrawal of Tenders	Tenders of Old Notes may be withdrawn in writing at any time prior to midnight, New York City time, on the expiration date.

Procedures for Exchange	If you own Old Notes held through a broker or other third party, or in “street name,” you will need to follow the instructions in the letter of transmittal on how to instruct them to tender the Old Notes on your behalf, as well as submit a letter of transmittal and the other agreements and documents described in this document. We will determine in our sole discretion whether any Old Notes have been validly tendered. Old Notes may be tendered by electronic transmission of acceptance through The Depository Trust Company’s, or DTC’s, Automated Tender Offer Program, or ATOP, procedures for transfer or by delivery of a signed letter of transmittal pursuant to the instructions described therein. Custodial entities that are participants in DTC must tender Old Notes through DTC’s ATOP, by which the custodial entity and the beneficial owner on whose behalf the custodial entity is acting agree to be bound by the letter of transmittal. A letter of transmittal need not accompany tenders effected through ATOP. Please carefully follow the instructions contained in this document on how to tender your securities.

Acceptance of Old Notes	If all the conditions to the exchange offer are satisfied or waived prior to the expiration date, we will accept all Old Notes validly tendered and not withdrawn prior to the expiration of the exchange offer and will issue the New Notes promptly after the expiration date. We will issue New Notes in exchange for Old Notes only after the exchange agent has received a timely book-entry confirmation of transfer of Old Notes into the exchange agent’s DTC account and a properly completed and executed letter of transmittal, unless the tender is effected through ATOP. Our oral or written notice of acceptance to the exchange agent will be considered our acceptance of the exchange offer.

Amendment of the Exchange Offer	We reserve the right to interpret or modify the terms of the exchange offer, provided that we will comply with applicable laws that may require us to extend the period during which securities may be tendered or withdrawn as a result of changes in the terms of or information relating to the exchange offer.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer. Old Notes that are validly tendered and exchanged pursuant to the exchange offer will be retired and canceled.

Fees and Expenses of the Exchange Offer	We estimate that the total fees and expenses of the exchange offer will be approximately $252,000.

Interest on the New Notes	Interest on each series of the New Notes will commence on March 15, 2006. Interest on each series of Net Notes will accrue from the date of original issuance of the Old Notes.

United States Federal Income Tax Considerations	We believe (and intend to take the position) that the modifications to the Old Notes resulting from the exchange of Old Notes for New Notes will not constitute a significant modification of the Old Notes for United States federal income tax purposes. If our position is respected, there would be no United States federal income tax consequences to a holder who exchanges Old Notes for New Notes pursuant to the exchange offer. However, the United States federal income tax consequences of the exchange offer and of the ownership and disposition of the New Notes are unclear. If, contrary to our position, the exchange constitutes a significant modification, the tax consequences to you could materially differ. Among other things, the exchange could be a taxable transaction, with any gain treated as ordinary income. See “Material Federal Income Tax Considerations” for more information on tax consequences of the exchange offer.

Old Notes Not Tendered or Accepted for Exchange	Any Old Notes not accepted for exchange for any reason will be returned without expense to you promptly after the expiration, termination or withdrawal of the exchange offer. If you do not exchange your Old Notes in the exchange offer, or if your Old Notes are not accepted for exchange, you will continue to hold your Old Notes and will be entitled to all the rights and subject to all the limitations applicable to the Old Notes.

Consequences of Not Exchanging Old Notes	If you do not exchange your Old Notes in the exchange offer, the liquidity of any trading market for Old Notes not tendered for exchange, or tendered for exchange but not accepted, could be significantly reduced to the extent that Old Notes are tendered and accepted for exchange in the exchange offer.

Deciding Whether to Participate in the Exchange Offer	Neither we nor our officers or directors make any recommendation as to whether you should tender or refrain from tendering all or any portion of your Old Notes in the exchange offer. Further, we have not authorized anyone to make any such recommendation. You should make your own decision as to whether you should tender your Old Notes in the exchange offer and, if so, the aggregate amount of Old Notes to tender after reading this prospectus, including the “Risk Factors,” and the letter of transmittal and consulting with your advisors, if any, based on your own financial position and requirements.

Exchange Agent	Wells Fargo Bank, National Association is the exchange agent for the exchange offer. Its address and telephone numbers are located on the back cover of this prospectus.

SUMMARY OF NEW NOTES
      The following is a brief summary of some of the terms of the New Notes. For a more complete description of the terms of the New Notes, see “Description of the New Notes.”

Issuer	Medtronic, Inc.

New Notes Offered	Up to $400,000,000 aggregate principal amount of 4.375% Senior Notes, Series B due 2010

Up to $600,000,000 aggregate principal amount of 4.750% Senior Notes, Series B due 2015

Offering Price	Each New Note will be issued at a price equal to 100% of its principal amount

Maturity Date	2010 notes: September 15, 2010 2015 notes: September 15, 2015

Ranking	Each series of New Notes will be Medtronic’s general unsecured senior obligations and will rank equally in right of payment with Medtronic’s existing and future unsubordinated debt. The New Notes will be structurally subordinated to all future and existing obligations of Medtronic’s subsidiaries.

As of October 28, 2005, we had approximately $3,836.3 million of unsubordinated debt obligations of a type required to be reflected as a liability (net of debt discount and issuance cost) in our consolidated balance sheet at that date. See “Capitalization.”

Interest Payment Dates	March 15 and September 15 of each year, beginning March 15, 2006.

Interest Rate of New Notes	2010 notes: 4.375% per annum. 2015 notes: 4.750% per annum.

Redemption	The New Notes are redeemable at any time prior to their respective maturities at prices equal to the greater of the principal amount thereof and the sum of the present values of the remaining schedule payments of principal and interest in respect of the New Notes to be redeemed discounted to the date of redemption as described under “Description of the New Notes — Optional Redemption,” plus, in each case, accrued interest.

Certain Indenture Provisions	The indenture governing the New Notes will contain covenants limiting Medtronic’s and its restricted subsidiaries’ ability to incur secured debt and enter into sale and leaseback transactions. These covenants are subject to a number of important limitations and exceptions. See “Description of Notes — Certain Covenants.”

Form, Denomination and Registration	The New Notes will be issued in fully registered form. The New Notes will be issued in denominations of $2,000 and in integral multiples of $1,000 in excess of $2,000. The New Notes will be represented by one or more global New Notes, deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in the global New Notes will be shown on, and any transfers will be effected only through, records maintained by DTC and its participants, including Euroclear and Clearstream. See “Description of the New Notes — Book-Entry; Delivery and Form.”

Further Issues	We may, from time to time without the consent of the holders of the notes, issue additional debt securities of either series of the New Notes having the same interest rate, maturity and other terms as the Old Notes except for the issue price and issue date, and, in some cases, the first interest payment date.

Absence of a Public Market for the Notes	The New Notes are new securities. We cannot assure you that any active or liquid market will develop for the New Notes. See “Risk Factors.”

Trustee	The trustee for the Old Notes and the New Notes is Wells Fargo Bank, National Association.

Governing Law	The indenture and the New Notes are governed by the laws of the State of New York.

RISK FACTORS
      Investors should carefully consider the risks described below before making an investment decision in addition to the other information contained in this prospectus and the documents incorporated by reference into this prospectus before exchanging Old Notes for New Notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.
      If any of the following risks actually occurs, our business, financial condition and results of operations could be materially adversely affected.
      This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below and elsewhere in this prospectus.
Risks Related to Our Business
      Our business is affected by many factors that may cause our results in the future to differ, possibly materially, from our current expectations or forecasts. See “Forward-Looking Statements” above for a description of some of these factors and for a cautionary note regarding forward-looking statements and your reliance on them. A number of the factors that may affect our future results are also discussed in our most recent Quarterly Report on Form 10-Q, which is incorporated by reference into this prospectus, in particular in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Cautionary Factors That May Affect Future Result, and — Risks Related to Our Business” and in our most recent Annual Report on Form 10-K which is also incorporated by reference into this prospectus, in particular in the sections captioned “Business,” “Legal Proceedings” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Risks Related to the New Notes

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to the New Notes, if any, could cause the liquidity or market value of the New Notes to decline significantly.
      There can be no assurance that any rating will be assigned to the New Notes. Further, there can be no assurance that if a rating is assigned that such rating will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if in that rating agency’s judgment future circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant.

The New Notes will be unsecured and structurally subordinated to Medtronic’s subsidiaries’ indebtedness.
      The New Notes are not guaranteed by any of Medtronic’s subsidiaries. As a result, liabilities, including indebtedness or guarantees of indebtedness, of each of its subsidiaries will rank effectively senior to the indebtedness represented by the new Notes, to the extent of such subsidiary’s assets. As of October 28, 2005, Medtronic’s subsidiaries had indebtedness of $557.0 million outstanding. While the indenture limits the ability of certain of Medtronic’s subsidiaries to incur secured debt and enter into sale and leaseback transactions, it does not restrict the future incurrence of liabilities, including indebtedness or guarantees of indebtedness, by Medtronic’s subsidiaries.

The New Notes will be effectively subordinated to any future secured indebtedness.
      The New Notes are not secured by any of our assets. As a result, any future secured indebtedness that we may incur will rank effectively senior to the indebtedness represented by the New Notes, to the extent of the value of the assets securing such indebtedness. As of October 28, 2005, we had no material secured indebtedness and we have no present intention to incur significant amounts of secured indebtedness in the future. The indenture permits us to incur secured indebtedness up to 20% of our consolidated net tangible assets (as defined in the indenture governing the New Notes). See “Description of the New Notes — Certain Covenants — Limitation on Secured Debt.”

An active trading market may not develop for the New Notes.
      There is no existing trading market for the New Notes and we do not expect to list them on any securities exchange or on the Nasdaq National Market. Although we have been informed by the initial purchasers that they have made a market in the Old Notes and intend to make a market in the New Notes, they have no obligation to do so and may cease their market-making at any time without notice. In addition, market-making will be subject to the limits imposed by the Securities Act and the Exchange Act. The liquidity of the trading market in the New Notes, and the market price quoted for the New Notes, may be adversely effected by:

•	changes in the overall market for debt securities;

•	changes in our financial performance or prospects;

•	the prospects for companies in our industry generally;

•	the number of holders of the New Notes;

•	the interest of securities dealers in making a market for the New Notes; and

•	prevailing interest rates.
      As a result, you cannot be sure that an active trading market will develop for the New Notes.
Risks Related to the Exchange Offer

If you do not exchange your Old Notes, the Old Notes you retain may become less liquid as a result of the exchange offer.
      If a significant number of Old Notes are exchanged in the exchange offer, the liquidity of the trading market for the Old Notes, if any, after the completion of the exchange offer may be substantially reduced. Any Old Notes exchanged will reduce the aggregate number of Old Notes outstanding. As a result, the Old Notes may trade at a discount to the price at which they would trade if the transactions contemplated by this prospectus were not consummated, subject to prevailing interest rates, the market for similar securities and other factors. We cannot assure you that an active market in the Old Notes will exist or be maintained and we cannot assure you as to the prices at which the Old Notes may be traded.

Your Old Notes will not be accepted for exchange if you fail to follow the exchange offer procedures and, as a result, your Old Notes will continue to be subject to existing transfer restrictions and you may not be able to sell your Old Notes.
      We will not accept your Old Notes for exchange if you do not follow the exchange offer procedures. We will issue New Notes as part of this exchange offer only after a timely receipt of your Old Notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your Old Notes, please allow sufficient time to ensure timely delivery. If we do not receive your Old Notes, letter of transmittal and other required documents by the expiration date of the exchange offer, we will not accept your Old Notes for exchange. If there are defects or irregularities with respect to your tender of Old Notes, we will not accept such notes for exchange. We are under no duty to give notification of defects or irregularities with respect to your tender of Old Notes for exchange. If you do not exchange your Old Notes in the exchange offer, the liquidity of any trading market for Old Notes not tendered for exchange could be significantly reduced to the extent that Old Notes are tendered for exchange in the exchange offer.

The United States federal income tax consequences of the exchange offer are unclear.
      We intend to take the position that the exchange of New Notes for Old Notes does not constitute a significant modification of the Old Notes for United States federal income tax purposes, and that the New Notes will be treated as a continuation of the Old Notes. Consistent with this position there will be no United States federal income tax consequences to a Holder (defined in “Material Federal Income Tax Considerations” below) who exchanges Old Notes for New Notes pursuant to the exchange offer. That position, however, is uncertain and could be challenged by the IRS. If, contrary to our position, the exchange of New Notes for the Old Notes constitutes a significant modification of the Old Notes, the exchange of an Old Debenture for a New Debenture would be treated as an exchange for United States federal income tax purposes possibly resulting in the recognition of gain. In addition, in this case, the New Notes would be treated as newly issued securities and the tax rules applicable to the New Notes may materially differ from the tax rules applicable to the Old Notes.

CAPITALIZATION
      The following table sets forth our consolidated summary cash and cash equivalents and capitalization at October 28, 2005. You should read this table in conjunction with our consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the fiscal year ended April 29, 2005 and our Quarterly Report on Form 10-Q for the three and six-month periods ended October 28, 2005. See the Section of the prospectus entitled “Where You Can Find More Information.”

As of
October 28, 2005

Actual

(In millions)
(Unaudited)
Cash and cash equivalents	$1,947.8

Short-term borrowings	$2,835.1
Long-term debt	1,001.2

Total debt	3,836.3
Shareholders’ equity
Preferred Stock, par value $1.00 per share	—
Common Stock, par value $0.10 per share	120.7
Accumulated other non-owner changes in equity	169.2
Retained earnings	10,843.8

Total shareholders’ equity	11,133.7

Total capitalization	$14,970.0

SELECTED CONSOLIDATED FINANCIAL INFORMATION
      You should read the selected consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended April 29, 2005 and our Quarterly Reports on Form 10-Q for the three and six-month periods ended October 28, 2005 and October 29, 2004. Selected consolidated statements of operations data for the fiscal years 2005, 2004, 2003, 2002 and 2001 are derived from audited financial statements. The financial data as of and for the six months ended October 28, 2005 and October 29, 2004, have been derived from unaudited financial statements for those periods that have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information, and in our opinion, reflect all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of our results of operations and financial position.

	Fiscal Year Ended					Six Months Ended

	April 29,	April 30,	April 25,	April 26,	April 27,	October 28,	October 29,
	2005	2004	2003	2002	2001	2005	2004

Consolidated Statements of Earnings Data: (in millions, except per share data)
Net sales	$10,054.6	$9,087.2	$7,665.2	$6,410.8	$5,551.8	$5,455.8	$4,745.9
Costs and expenses:
Cost of products sold	2,446.4	2,252.9	1,890.3	1,652.7	1,410.6	1,348.6	1,135.1
Research and development expense	951.3	851.5	749.4	646.3	577.6	538.6	462.4
Selling, general and administrative expense	3,213.6	2,801.4	2,371.9	1,962.8	1,685.2	1,785.6	1,541.7
Purchased in-process research and development	—	41.1	114.2	293.0	—	363.8	—
Special charges	654.4	(4.8)	2.5	290.8	338.8	100.0	—
Other expense, net	290.5	351.0	188.4	34.4	64.4	91.5	117.5
Interest (income)/expense, net	(45.1)	(2.8)	7.2	6.6	(74.2)	(28.8)	(11.4)

Total costs and expenses	7,511.1	6,290.3	5,323.9	4,886.6	4,002.4	4,199.3	3,245.3

Earnings before income taxes	2,543.5	2,796.9	2,341.3	1,524.2	1,549.4	1,256.5	1,500.6
Provision for income taxes	739.6	837.6	741.5	540.2	503.4	119.4	435.2

Net earnings	$1,803.9	$1,959.3	$1,599.8	$984.0	$1,046.0	$1,137.1	$1,065.4

Earnings per share:
Basic	$1.49	$1.61	$1.31	$0.81	$0.87	$0.94	$0.88

Diluted	$1.48	$1.60	$1.30	$0.80	$0.85	$0.93	$0.87

Weighted average shares outstanding:
Basic	1,209.0	1,213.7	1,217.5	1,211.6	1,203.0	1,209.6	1,209.3
Diluted	1,220.8	1,225.9	1,228.7	1,225.1	1,226.7	1,222.4	1,221.2

	As of					As of

	April 29,	April 30,	April 25,	April 26,	April 27,	October 28,	October 29,
	2005	2004	2003	2002	2001	2005	2004

Consolidated Balance Sheet Data: (in millions)
Current assets	$7,421.5	$5,312.7	$4,690.2	$3,488.0	$3,756.8	$8,119.0	$6,369.6
Current liabilities	3,380.0	4,240.6	1,898.0	3,984.9	1,359.3	4,899.1	2,487.6
Non-current assets	9,195.9	8,798.1	7,715.3	7,416.5	3,282.1	9,648.5	8,810.7
Non-current liabilities	2,787.9	793.2	2,601.1	488.5	170.1	1,734.7	2,767.4
Total shareholders’ equity	10,449.5	9,077.0	7,906.4	6,431.1	5,509.5	11,133.7	9,925.3

USE OF PROCEEDS
      There will be no cash proceeds payable to us from the issuance of the New Notes. In consideration for issuing the New Notes as contemplated in the prospectus, we will receive the currently outstanding Old Notes in like principal amount, the terms of which are identical in all material respects to the New Notes. Currently outstanding Old Notes surrendered in exchange for the New Notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the New Notes will not result in any increase in our indebtedness. We used the net proceeds from the sale of the Old Notes for general corporate purposes, including the repayment of a portion of our outstanding commercial paper.
RATIO OF EARNINGS TO FIXED CHARGES
      The ratio of earnings to fixed charges for the fiscal years ended April 29, 2005, April 30, 2004, April 25, 2003, April 26, 2002 and April 27, 2001 was computed based on Medtronic’s historical consolidated financial information. The ratio of earnings to fixed charges for the six-months ended October 28, 2005 was computed based on Medtronic’s historical consolidated financial information included in Medtronic’s most recent Quarterly Report on Form 10-Q incorporated by reference.

	Six
	Months
	Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	October 28,	April 29	April 30,	April 25,	April 26,	April 27,
	2005	2005	2004	2003	2002	2001(1)

Ratio of earnings to fixed charges	20.4	32.5	37.1	36.4	17.3	43.3

(1)	On December 21, 2000, Medtronic acquired PercuSurge, Inc. This acquisition was accounted for under the pooling of interests method of accounting, and as a result, the ratios of earnings to fixed charges presented above include the effects of the merger.

PRICE RANGE OF OUR COMMON STOCK
      Our common stock is traded on New York Stock Exchange, Inc. under the symbol “MDT.” Set forth below are the high and low sales prices for our common stock, as reported on The New York Stock Exchange, for the quarterly periods listed below.

	High	Low

Year Ending April 28, 2006
3rd Quarter (through December 2, 2005)	$57.23	$55.20
2nd Quarter	57.95	52.51
1st Quarter	54.41	51.12
Year Ended on April 29, 2005
4th Quarter	$54.92	$50.30
3rd Quarter	53.28	47.01
2nd Quarter	53.19	48.55
1st Quarter	51.25	46.40
Year Ended on April 30, 2004
4th Quarter	$52.00	$46.50
3rd Quarter	49.41	43.36
2nd Quarter	52.65	44.27
1st Quarter	50.64	46.45
Year Ended on April 25, 2003
4th Quarter	$48.35	$43.10
3rd Quarter	48.95	44.55
2nd Quarter	45.59	37.71
1st Quarter	47.45	33.74
DIVIDEND POLICY
      Dividends paid to shareholders totaled $232.5 million for the first six months of fiscal year 2006, and $404.9 million and $351.5 million in fiscal years 2005 and 2004, respectively. The regular quarterly dividend was 9.63 cents per share for the first two quarters of fiscal year 2006, 8.38 cents per share for fiscal year 2005 and 7.25 cents per share for fiscal year 2004. The payment of future dividends is subject to the discretion of our board of directors which will consider, among other factors, our operating results, overall financial condition and capital requirements, as well as general business conditions.
PLAN OF DISTRIBUTION
      Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for securities where such securities were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business one year after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until January 6, 2007, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.
      We will not receive any proceeds from any sale of New Notes by brokers-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed an “underwriter” within the meaning of the Securities Act and any profit of any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
      For a period of one year after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the New Notes against certain liabilities, including liabilities under the Securities Act.
THE EXCHANGE OFFER
Original Issuance of the Outstanding Old Notes
      In connection with the issuance of the outstanding Old Notes pursuant to a purchase agreement dated September 12, 2005 by and between us and the initial purchasers, the initial purchasers and their respective assignees became entitled to the benefits of the registration rights agreement dated as of September 15, 2005 by and among us and the initial purchasers of the Old Notes.
      The registration rights agreement requires us to file the registration statement of which this prospectus is a part for a registered exchange offer relating to an issue of the New Notes identical in all material respects to the outstanding Old Notes for which they are exchangeable but containing no restrictive legend. Under the registration rights agreement, we are required to:

•	file the registration statement not later than December 15, 2005;

•	use our reasonable best efforts to cause the registration statement to be declared effective by the SEC not later than March 15, 2006;

•	promptly following the effectiveness of the registration statement, offer the New Notes in exchange for the outstanding Old Notes;

•	keep the exchange offer open for not less than 20 business days (or longer if required by applicable law) after the date of notice of the exchange offer is mailed to the holders of the outstanding Old Notes;

•	use our reasonable best efforts to consummate the exchange offer not later than 30 business days after the registration statement relating to the exchange offer becomes effective; and

•	deliver to each holder of record entitled to participate in the exchange offer as many copies of the prospectus forming part of the exchange registration statement, and any amendment or supplement thereto, as such persons may reasonably request.
Securities Subject to the Exchange Offer
      We are offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange $2,000 principal amount of New Notes for each $2,000 principal amount of validly tendered and accepted Old Notes, and in integral multiples of $1,000 in excess of $2,000. We are offering to exchange all of the Old Notes. However, the exchange offer is subject to the conditions described in this prospectus and the accompanying letter of transmittal.
Deciding Whether to Participate in the Exchange Offer
      Neither our directors nor officers make any recommendation to the holders of Old Notes as to whether or not to tender all or any portion of your Old Notes. In addition, we have not authorized anyone to make any such recommendation. You should make your own decision whether to tender your Old Notes and, if so, the amount of Old Notes to tender.
Conditions to the Exchange Offer
      Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange any Old Notes tendered, and we may terminate or amend this offer if the registration statement and any post-effective amendment to the registration statement covering the New Notes is not effective under the Securities Act or if any of the following conditions to the exchange offer are not satisfied, or are reasonably determined by us not to be satisfied, and, in our reasonable judgment and regardless of the circumstances giving rise to the failure of the condition, the failure of the condition makes it inadvisable to proceed with the offer or with the acceptance for exchange or exchange and issuance of the New Notes:

(i)	No action or event shall have occurred, failed to occur or been threatened, no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered, enforced or deemed applicable to the exchange offer, by or before any court or governmental, regulatory or administrative agency, authority or tribunal, which either:

•	challenges the making of the exchange offer or the exchange of Old Notes under the exchange offer or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any material manner, the exchange offer or the exchange of Old Notes under the exchange offer, or

•	in our reasonable judgment, could materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects or would be material to holders of Old Notes in deciding whether to accept the exchange offer.

(ii)	(a) Trading generally shall not have been suspended or materially limited on or by, as the case may be, either of The New York Stock Exchange or the Nasdaq National Market; (b) there shall not have been any suspension or limitation of trading of any of our securities on any exchange or in the over-the-counter market; (c) no general banking moratorium shall have been declared by federal or New York authorities; or (d) there shall not have occurred any outbreak or escalation of major hostilities in which the United States is involved, any declaration of war by Congress or any other substantial national or international calamity or emergency if the effect of any such outbreak, escalation, declaration, calamity or emergency has a reasonable likelihood to make it impractical or inadvisable to proceed with completion of the exchange offer.

(iii)	The trustee with respect to the Old Notes shall not have objected in any respect to, or taken any action that could in our reasonable judgment adversely affect the consummation of the exchange offer, the exchange of Old Notes under the exchange offer, nor shall the trustee or any holder of Old Notes have taken any action that challenges the validity or effectiveness of the procedures used by us in making the exchange offer or the exchange of the Old Notes under the exchange offer.

(iv)	The registration statement and any post-effective amendment to the registration statement covering the New Notes is effective under the Securities Act.

      All of the foregoing enumerated conditions are for the sole benefit of us and may be waived by us, in whole or in part, in our sole reasonable discretion. Any determination that we make concerning an event, development or circumstance described or referred to above shall be conclusive and binding.
      If any of the foregoing conditions are not satisfied, we may, at any time before the expiration of the exchange offer:

(a)	terminate the exchange offer and return all tendered Old Notes to the holders thereof;

(b)	modify, extend or otherwise amend the exchange offer and retain all tendered Old Notes until the expiration date, as may be extended, subject, however, to the withdrawal rights of holders (see “— Expiration Date; Extensions; Amendments”, “— Proper Execution and Delivery of Letter of Transmittal” and “— Withdrawal of Tenders” below); or

(c)	waive the unsatisfied conditions and accept all Old Notes tendered and not previously withdrawn.
      Except for the requirements of applicable United States federal and state securities laws, we know of no federal or state regulatory requirements to be complied with or approvals to be obtained by us in connection with the exchange offer which, if not complied with or obtained, would have a material adverse effect on us or the exchange offer. In the event that we make material changes to the exchange offer, we may be required to file a post-effective amendment to the registration statement.
Expiration Date; Extensions; Amendments
      For purposes of the exchange offer, the term “expiration date” shall mean midnight, New York City time, on January 6, 2006, subject to our right to extend such date and time for the exchange offer in our sole discretion, in which case, the expiration date shall mean the latest date and time to which the exchange offer is extended.
      We reserve the right, in our sole discretion, to (1) extend the exchange offer, (2) terminate the exchange offer upon failure to satisfy any of the conditions listed above or (3) amend the exchange offer, by giving oral (promptly confirmed in writing) or written notice of such delay, extension, termination or amendment to the exchange agent. Any such extension, termination or amendment will be followed promptly by a public announcement thereof which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We will have no other obligation to publish, advertise or otherwise communicate any such public announcement other than by making a timely release to any appropriate news agency, including Bloomberg Business News and the Dow Jones News Service.
      If we consider an amendment to the exchange offer to be material, or if we waive a material condition of the exchange offer, we will promptly disclose the amendment or waiver in a prospectus supplement, and if required by law, we will extend the exchange offer for a period of no less than five business days, although the period may be as long as 20 business days. Any change in the consideration offered to holders of Old Notes in the exchange offer shall be paid to all holders whose Old Notes have previously been tendered pursuant to the exchange offer.
Effect of Tender
      Any valid tender by a holder of Old Notes that is not validly withdrawn prior to the expiration date of the exchange offer will constitute a binding agreement between that holder and us upon the terms and subject to the conditions of the exchange offer set forth in this prospectus and the accompanying letter of transmittal. The acceptance of the exchange offer by a tendering holder of Old Notes will constitute the agreement by that holder to deliver good and marketable title to the tendered Old Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

Absence of Dissenters’ Rights
      Holders of Old Notes do not have any appraisal or dissenters’ rights under applicable law in connection with the exchange offer.
Acceptance of Old Notes for Exchange
      The New Notes will be delivered in book-entry form on the settlement date which we anticipate will be promptly following the expiration date of the exchange offer, after giving effect to any extensions.
      We will be deemed to have accepted validly tendered Old Notes when, and if, we have given oral (promptly confirmed in writing) or written notice thereof to the exchange agent. Subject to the terms and conditions of the exchange offer, the issuance of New Notes will be recorded in book-entry form by the exchange agent on the exchange date upon receipt of such notice. The exchange agent will act as agent for tendering holders of the Old Notes for the purpose of receiving book-entry transfers of Old Notes in the exchange agent’s account at DTC. If any validly tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the exchange offer, including if Old Notes are validly withdrawn, such withdrawn Old Notes will be returned without expense to the tendering holder or such Old Notes will be credited to an account maintained at DTC designated by the DTC participant who so delivered such Old Notes, in either case, promptly after the expiration or termination of the exchange offer.
Procedures for Exchange
      If you hold Old Notes that you wish to exchange for New Notes, you must validly tender, or cause the valid tender of, your Old Notes using the procedures described in this prospectus and in the accompanying letter of transmittal.
      Only registered holders of Old Notes are authorized to tender the Old Notes. The procedures by which you may tender or cause to be tendered Old Notes will depend upon the manner in which the Old Notes are held, as described below.
Tender of Old Notes Held Through a Nominee
      If you are a beneficial owner of Old Notes that are held through a custodian bank, depositary, broker, trust company or other nominee, and you wish to tender Old Notes in the exchange offer, you should contact your nominee promptly and instruct it to tender the Old Notes on your behalf using one of the procedures described below.
Tender of Old Notes Through DTC
      Pursuant to authority granted by DTC, if you are a DTC participant that has Old Notes credited to your DTC account and thereby held of record by DTC’s nominee, you may directly tender your Old Notes as if you were the record holder. Because of this, references herein to registered or record holders include DTC participants with Old Notes credited to their accounts. If you are not a DTC participant, you may tender your Old Notes by book-entry transfer by contacting your broker or opening an account with a DTC participant. Within two business days after the date of this prospectus, the exchange agent will establish accounts with respect to the Old Notes at DTC for purposes of the exchange offer.
      Any DTC participant may tender Old Notes by:

(a)	effecting a book-entry transfer of the Old Notes to be tendered in the exchange offer into the account of the exchange agent at DTC by electronically transmitting its acceptance of the exchange offer through DTC’s Automated Tender Offer Program, or ATOP, procedures for transfer; if ATOP procedures are followed, DTC will then verify the acceptance, execute a book-entry delivery to the exchange agent’s account at DTC and send an agent’s message to the exchange agent. An “agent’s message” is a message, transmitted by DTC to and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a DTC participant tendering Old Notes that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the agreement against the participant. DTC participants following this procedure should allow sufficient time for completion of the ATOP procedures prior to the expiration date of the exchange offer; or

(b)	completing and signing the letter of transmittal according to the instructions and delivering it, together with any signature guarantees and other required documents, to the exchange agent at its address on the back cover page of this prospectus.

      With respect to option (a) above, the exchange agent and DTC have confirmed that the exchange offer is eligible for ATOP.
      The letter of transmittal (or facsimile thereof), with any required signature guarantees and other required documents, or (in the case of book-entry transfer) an agent’s message in lieu of the letter of transmittal, must be transmitted to and received by the exchange agent prior to the expiration date of the exchange offer at one of its addresses set forth on the back cover page of this prospectus. Delivery of such documents to DTC does not constitute delivery to the exchange agent.
Letter of Transmittal
      Subject to and effective upon the acceptance for exchange and exchange of New Notes for Old Notes tendered by a letter of transmittal, by executing and delivering a letter of transmittal (or agreeing to the terms of a letter of transmittal pursuant to an agent’s message), a tendering holder of Old Notes:

•	irrevocably sells, assigns and transfers to or upon the order of Medtronic all right, title and interest in and to, and all claims in respect of or arising or having arisen as a result of the holder’s status as a holder of, the Old Notes tendered thereby;

•	waives any and all rights with respect to the Old Notes;

•	releases and discharges us, and the trustee with respect to the Old Notes, from any and all claims such holder may have, now or in the future, arising out of or related to the Old Notes, including, without limitation, any claims that such holder is entitled to participate in any redemption of the Old Notes;

•	represents and warrants that the Old Notes tendered were owned as of the date of tender, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, other than restrictions imposed by applicable securities laws;

•	designates an account number of a DTC participant to which the New Notes are to be credited; and

•	irrevocably appoints the exchange agent the true and lawful agent and attorney-in-fact of the holder with respect to any tendered Old Notes, with full powers of substitution and revocation (such power of attorney being deemed to be an irrevocable power coupled with an interest) to cause the Old Notes tendered to be assigned, transferred and exchanged in the exchange offer.
Proper Execution and Delivery of Letter of Transmittal
      If you wish to participate in the exchange offer, delivery of your Old Notes, signature guarantees and other required documents is your responsibility. Delivery is not complete until the required items are actually received by the exchange agent. If you mail these items, we recommend that you (1) use registered mail with return receipt requested, properly insured, and (2) mail the required items sufficiently in advance of the expiration date with respect to the exchange offer to allow sufficient time to ensure timely delivery.
      Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a

commercial bank or trust company having an office or correspondent in the United States or another “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the Old Notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an Eligible Guarantor Institution.
Withdrawal of Tenders
      Tenders of Old Notes in connection with the exchange offer may be withdrawn at any time prior to the expiration date of the exchange offer, as such date may be extended. Tenders of Old Notes may not be withdrawn at any time after such date and, if not accepted for payment, after the expiration of 40 business days from the commencement of the exchange offer.
      Beneficial owners desiring to withdraw Old Notes previously tendered should contact the DTC participant through which such beneficial owners hold their Old Notes. In order to withdraw Old Notes previously tendered, a DTC participant may, prior to the expiration date of the exchange offer, withdraw its instruction previously transmitted through ATOP by (1) withdrawing its acceptance through ATOP or (2) delivering to the exchange agent by mail, hand delivery or facsimile transmission, notice of withdrawal of such instruction. The notice of withdrawal must contain the name and number of the DTC participant. The method of notification is at the risk and election of the beneficial owner and must be timely received by the exchange agent. Withdrawal of a prior instruction will be effective upon receipt of the notice of withdrawal by the exchange agent. A withdrawal of an instruction must be executed by a DTC participant in the same manner as such DTC participant’s name appears on its transmission through ATOP to which such withdrawal relates. A DTC participant may withdraw a tender only if such withdrawal complies with the provisions described in this paragraph.
      A written or facsimile transmission notice of withdrawal may also be received by the exchange agent at its address set forth on the back cover of this document. The withdrawal notice must:

•	specify the name of the person who tendered the Old Notes to be withdrawn;

•	contain a description of the Old Notes to be withdrawn, the certificate numbers shown on the particular certificates evidencing such Old Notes (unless such Old Notes were tendered by book-entry delivery), and the aggregate principal amount represented by such Old Notes; and

•	be signed by the holder of such Old Notes in the same manner as the original signature on the letter of transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the Old Notes.
      Withdrawals of tenders of Old Notes may not be rescinded and any Old Notes withdrawn will thereafter be deemed not validly tendered for purposes of the exchange offer. Properly withdrawn Old Notes, however, may be retendered by following the procedures described above at any time prior to the expiration date of the exchange offer.
      All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion (whose determination shall be final and binding). Neither we, the exchange agent, the trustee nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.
Miscellaneous
      All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Old Notes in connection with the exchange offer will be determined by us, in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all tenders not in proper form or the acceptance for exchange of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Old Notes in the exchange offer, and the interpretation by us of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties, provided that we will not waive any condition to the offer with respect to an individual holder of Old Notes unless we waive that condition for all such holders. Neither we, the exchange agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.
      Tenders of Old Notes involving any irregularities will not be deemed to have been made until such irregularities have been cured or waived. Old Notes received by the exchange agent in connection with the exchange offer that are not validly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the DTC participant who delivered such Old Notes by crediting an account maintained at DTC designated by such DTC participant promptly after the expiration date of the exchange offer or the withdrawal or termination of the exchange offer.
      Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-marking activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See “Plan of Distribution.”
Transfer Taxes
      We will pay all transfer taxes, if any, applicable to the transfer and exchange of Old Notes to us in the exchange offer. If transfer taxes are imposed for any other reason, the amount of those transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. Other reasons transfer taxes could be imposed include:

•	if New Notes in book-entry form are to be registered in the name of any person other than the person signing the letter of transmittal; or

•	if tendered Old Notes are registered in the name of any person other than the person signing the letter of transmittal.
      If satisfactory evidence of payment of or exemption from those transfer taxes is not submitted with the letter of transmittal, the amount of those transfer taxes will be billed directly to the tendering holder and/or withheld from any payments due with respect to the Old Notes tendered by such holder.
Exchange Agent
      Wells Fargo Bank, National Association has been appointed the exchange agent for the exchange offer. Letters of transmittal and all correspondence in connection with the exchange offer should be sent or delivered by each holder of Old Notes, or a beneficial owner’s custodian bank, depositary, broker, trust company or other nominee, to the exchange agent at the address set forth on the back cover page of this prospectus. We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable, out-of-pocket expenses in connection therewith.
Other Fees and Expenses
      Tendering holders of Old Notes will not be required to pay any expenses of soliciting tenders in the exchange offer. However, if a tendering holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, such holder may be required to pay brokerage fees or commissions.

      The principal solicitation is being made by mail. However, additional solicitations may be made by telegraph, facsimile transmission, telephone or in person by the exchange agent, as well as by our officers and other employees.
      The expenses of soliciting tenders of Old Notes will be borne by us. The total expense expected to be incurred by us in connection with the exchange offer is estimated to be approximately $252,000 assuming all Old Notes are tendered in the exchange offer.

DESCRIPTION OF THE NEW NOTES
      Each series of New Notes offered hereby will each be issued under an indenture which was executed in connection with the sale of the Old Notes by and between us and Wells Fargo Bank, National Association as trustee. The following description is only a summary of the material provisions of the New Notes and the indenture. We urge you to read the indenture and the New Notes in their entirety because they, and not this description, define your rights as holders of the New Notes. You may request copies of these documents from us at our address shown under the caption “Where You Can Find More Information.” The indenture is qualified under the Trust Indenture Act of 1939, as amended (TIA) The definitions of certain capitalized terms used in the following summary are set forth below under “— Certain Definitions.” Certain defined terms used in this description, but not defined below under “— Certain Definitions” have the meanings ascribed to them in the indenture. For purposes of this section, references to “we” and the “us” include only Medtronic, Inc. and not its subsidiaries.
      The New Notes will initially be issued in the following series and, as to each such series with the following initial aggregate principal amounts:

Principal
Series	Amount

4.375% Senior Notes, Series B due September 15, 2010	$400,000,000
4.750% Senior Notes, Series B due September 15, 2015	$600,000,000
      We may issue additional notes of any series, including any of the series listed above, in an unlimited aggregate principal amount at any time and from time to time under the Indenture.
      The New Notes will be issued in fully registered form only, without coupons, in minimum denominations of $2,000 and additional incremental multiples of $1,000 in excess of $2,000. The trustee will initially act as paying agent and registrar for the New Notes. The New Notes may be presented for registration of transfer and exchange at the offices of the registrar, which initially will be the trustee’s corporate trust office. We may change any paying agent and registrar without notice to holders of the New Notes and we may act as a paying agent or registrar. We will pay principal (and premium, if any) on the New Notes at the trustee’s corporate trust office in New York, New York. At our option, interest may be paid at the trustee’s corporate trust office or by check mailed to the registered address of the holder. Notwithstanding the foregoing, a registered holder of $5,000,000 or more in aggregate principal amount of New Notes having the same maturity will be entitled to receive payments of interest, other than interest due at maturity, by wire transfer of immediately available funds to an account at a bank located in New York City (or any other location consented to by us) if appropriate wire transfer instructions have been received by the paying agent in writing not less than 15 calendar days prior to the applicable interest payment date.
      Old Notes of a series that remain outstanding after the completion of this exchange offer together with New Notes of a series exchanged therefor in the exchange offer will be treated as a single class of securities under the indenture.
      Each series of New Notes will mature and bear interest as provided in the following table:

		Interest
Series	Maturity	Rate	Record Dates	Interest Payment Dates

2010 New Notes	September 15, 2010	4.375%	March 1 and September 1	March 15 and September 15
2015 New Notes	September 15, 2015	4.750%	March 1 and September 1	March 15 and September 15
Interest Provisions Relating to the New Notes
      Interest on each series of New Notes will accrue at the rate set forth for such series in the table above, payable semiannually in arrears commencing on March 15, 2006. We will pay interest as to each series of New Notes to those persons who were holders of record of such series on the record date preceding each interest payment date.

      Interest on each series of New Notes will accrue from the date of original issuance of the Old Notes or, if interest has already been paid, from the date it was most recently paid as to such series, and will be computed on the basis of a 360-day year comprised of twelve 30-day months.
Optional Redemption
      We may, at our option, redeem any series of New Notes in whole at any time or in part from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of the New Notes to be redeemed, and (2) the sum of the present values of the remaining scheduled payments of principal and interest in respect of the New Notes to be redeemed (not including any portion of those payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 10 basis points for the 4.375% Senior Notes, Series B due 2010 and 15 basis points for the 4.750% Senior Notes, Series B due 2015, as the case may be, plus, in each case, accrued interest to the redemption date.
      “adjusted treasury rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for that redemption date.
      “comparable treasury issue” means the U.S. treasury security selected by the quotation agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those notes.
      “comparable treasury price” means, with respect to any redemption date, (1) the average of the reference treasury dealing quotations for that redemption date, after excluding the highest and lowest reference treasury dealer quotations, (2) if the trustee obtains fewer than three referenced treasury dealer quotations, the average of all reference treasury dealer quotations so received or (3) if only one reference treasury dealer quotation is received, such quotation.
      “quotation agent” means the reference treasury dealer appointed by us.
      “reference treasury dealer” means (1) each of Citigroup Global Markets Inc., Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in New York City, we shall substitute another primary treasury dealer and (2) any other primary treasury dealer selected by us.
      “reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that reference treasury dealer at 5:00 p.m., New York City time, on the third business day preceding that redemption date.
      We will mail notice of any redemption at least 30 days, but not more than 60 days, before the redemption date to each holder of the New Notes to be redeemed. We will give notice of such redemption to the trustee at least 10 days prior to the date we mail the notice of redemption to each holder (or such shorter time as may be acceptable to the trustee). Unless we default in payment of the redemption price on the redemption date, on and after the redemption date, interest will cease to accrue on the New Notes or portions thereof called for redemption.
      If we do not redeem all of the New Notes, the trustee shall select the New Notes of the series to be redeemed in any manner that it deems fair and appropriate.
      Any notice of holders of New Notes of a redemption hereunder needs to include the appropriate calculation of the redemption price, but does not need to include the redemption price itself. The actual redemption price, calculated as described above, must be set forth in an officers’ certificate of ours delivered to the trustee no later than two business days prior to the redemption date.
Further Issues
      We may from time to time, without the consent of the holders of the New Notes, issue additional senior debt securities, having the same ranking and the same interest rate, maturity and other terms as the New Notes of either series offered hereby except for the issue price and issue date and in some cases, the first interest payment date. Any such additional senior debt securities will, together with the then outstanding New Notes of such series, constitute a single class of New Notes under the indenture. No additional New Notes of a series may be issued if an event of default has occurred and is continuing with respect to such series of the New Notes.
Ranking
      The New Notes will be our unsecured unsubordinated obligations, and will rank on a parity in right of payment with all of our other unsecured and unsubordinated indebtedness for borrowed money. The New Notes are exclusively our obligations. Some of the our consolidated assets are held by our subsidiaries. The New Notes will be effectively subordinated to all existing and future indebtedness, trade payables, guarantees, lease obligations, letter of credit obligations and other obligations of our subsidiaries, to the extent of such subsidiaries’ assets.
Certain Covenants
      Limitations on Secured Debt. The indenture provides that we will not ourself, and will not permit any restricted subsidiary to, incur, issue, assume or guarantee any notes, bonds, debentures or other similar evidences of indebtedness for money borrowed (herein called “debt”), secured by a pledge of, or mortgage or other lien on, any principal property, now owned or hereafter owned by us or any restricted subsidiary, or any shares of stock or debt of any restricted subsidiary (herein called “liens”), without effectively providing that the notes (together with, if we shall so determine, any of our other debt or such restricted subsidiary then existing or thereafter created which is not subordinate to the notes) shall be secured equally and ratably with (or prior to) such secured debt so long as such secured debt shall be so secured. The foregoing restrictions do not apply, however, to:

(a)	liens on any principal property acquired (whether by merger, consolidation, purchase, lease or otherwise), constructed or improved by us or any restricted subsidiary after the date of the indenture which are created or assumed prior to, contemporaneously with, or within 360 days after, such acquisition, construction or improvement, to secure or provide for the payment of all or any part of the cost of such acquisition, construction or improvement (including related expenditures capitalized for Federal income tax purposes in connection therewith) incurred after the date of the indenture;

(b)	liens on any property, shares of capital stock or debt existing at the time of acquisition thereof, whether by merger, consolidation, purchase, lease or otherwise (including liens on property, shares of capital stock or indebtedness of a corporation existing at the time such corporation becomes a restricted subsidiary);

(c)	liens in favor of, or which secure debt owing to us or any restricted subsidiary;

(d)	liens in favor of the U.S. or any state thereof, or any department, agency, or instrumentality or political subdivision thereof, or political entity affiliated therewith, or in favor of any other country, or any political subdivision thereof, to secure partial, progress, advance or other payments, or other obligations, pursuant to any contract or statute, or to secure any debt incurred for the purpose of financing all or any part of the cost of acquiring, constructing or improving the property subject to such liens (including liens incurred in connection with pollution control, industrial revenue or similar financings);

(e)	liens imposed by law, such as mechanics’, workmen’s, repairmen’s, materialmen’s, carriers’, warehousemen’s, vendors’ or other similar liens arising in the ordinary course of business, or governmental (federal, state or municipal) liens arising out of contracts for the sale of products or services by us or any restricted subsidiary, or deposits or pledges to obtain the release of any of the foregoing;

(f)	pledges or deposits under workmen’s compensation, unemployment insurance, or similar legislation and liens of judgments thereunder which are not currently dischargeable, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of money) or leases to which we or any restricted subsidiary is a party, or deposits to secure public or statutory obligations of us or any restricted subsidiary, or deposits in connection with obtaining or maintaining self-insurance or to obtain the benefits of any law, regulation or arrangement pertaining to workmen’s compensation, unemployment insurance, old age pensions, social security or similar matters, or deposits of cash or obligations of the U.S. to secure surety, appeal or customs bonds to which we or any restricted subsidiary is a party, or deposits in litigation or other proceedings such as, but not limited to, interpleader proceedings;

(g)	liens created by or resulting from any litigation or other proceeding which is being contested in good faith by appropriate proceedings, including liens arising out of judgments or awards against us or any restricted subsidiary with respect to which we or such restricted subsidiary is in good faith prosecuting an appeal or proceedings for review; or liens incurred by us or any restricted subsidiary for the purpose of obtaining a stay or discharge in the course of any litigation or other proceeding to which we or such restricted subsidiary are a party;

(h)	liens for taxes or assessments or governmental charges or levies not yet due or delinquent, or which can thereafter be paid without penalty, or which are being contested in good faith by appropriate proceedings;

(i)	liens consisting of easements, rights-of-way, zoning restrictions, restrictions on the use of real property, and defects and irregularities in the title thereto, landlords’ liens and other similar liens and encumbrances none of which interfere materially with the use of the property covered thereby in the ordinary course of our business or such restricted subsidiary and which do not, in our opinion, materially detract from the value of such properties;

(j)	liens existing on the first date on which the New Notes are authenticated;

(k)	liens arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of setoff or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided that (i) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by us in excess of those set forth by regulations promulgated by the Federal Reserve Board and (ii) such deposit account is not intended to provide collateral to the depository institution; or

(l)	any extension, renewal or replacement (or successive extensions, removals or replacements) as a whole or in part, of any lien referred to in the foregoing clauses (a) to (k), inclusive; provided that (i) such extension, renewal or replacement lien shall be limited to all or a part of the same property, shares of stock or debt that secured the lien extended, renewed or replaced (plus improvements on such property) and (ii) the debt secured by such lien at such time is not increased.
      Notwithstanding the restrictions described above, we or any restricted subsidiary may incur, issue, assume or guarantee debt secured by liens without equally and ratably securing the New Notes, provided that at the time of such incurrence, issuance, assumption or guarantee, after giving effect thereto and to the retirement of any debt which is concurrently being retired, the aggregate amount of all outstanding debt secured by liens which could not have been incurred, issued, assumed or guaranteed by the us or a restricted subsidiary without equally and ratably securing the New Notes of each series then outstanding except for the provisions of this paragraph, together with the aggregate amount of attributable debt incurred pursuant to the second paragraph under the caption “— Limitations on Sale and Leaseback Transactions” below, does not at such time exceed 20% of our consolidated net tangible assets.
      Notwithstanding the foregoing, any lien securing the New Notes granted pursuant to this covenant shall be automatically and unconditionally released and discharged upon the release by all holders of the debt secured by a lien giving rise to the lien securing the New Notes (including any deemed release upon payment in full of all obligations under such debt) or, with respect to any particular principal property or capital stock of any particular restricted subsidiary securing the New Notes, upon any sale, exchange or transfer to any person not an affiliate of us of such principal property or capital stock.
      Limitations on Sale and Leaseback Transactions. Sale and leaseback transactions by us or any restricted subsidiary involving a principal property are prohibited unless either (a) we or such restricted subsidiary would be entitled, without equally and ratably securing the New Notes, to incur debt secured by a lien on such property, pursuant to the provisions described in clauses (a) through (l) above under “— Limitations on Secured Debt”; or (b) we, within 360 days after such transaction, applies an amount not less than the net proceeds of the sale of the principal property leased pursuant to such arrangement to (x) the retirement of its funded debt; provided that the amount to be applied to the retirement of our funded debt shall be reduced by (i) the principal amount of any securities delivered within 360 days after such sale to the trustee for retirement and cancellation, and (ii) the principal amount of funded debt, other than securities, voluntarily retired by us within 360 days after such sale or (y) the purchase, construction or development of other property, facilities or equipment used or useful in the our or our restricted subsidiaries’ business. Notwithstanding the foregoing, no retirement referred to in clause (b) of this paragraph may be effected by payment at maturity or pursuant to any mandatory sinking fund payment or mandatory prepayment provision. This restriction will not apply to a sale and leaseback transaction between us and a restricted subsidiary or between restricted subsidiaries or involving the taking back of a lease for a period of less than three years.
      Notwithstanding the restrictions described above, we or any restricted subsidiary may enter into a sale and leaseback transaction, provided that at the time of such transaction, after giving effect thereto and to the retirement of any funded debt which is concurrently being retired, the aggregate amount of all attributable debt in respect of sale and leaseback transactions existing at such time (other than sale and leaseback transactions permitted as described in the preceding paragraph), together with the aggregate amount of all outstanding debt incurred pursuant to the second paragraph under the caption “— Limitations on Secured Debt” above, does not at such time exceed 20% of our consolidated net tangible assets.
      Existence. Except as permitted under “— Consolidation, Merger and Sale of Assets,” the indenture requires us to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights and franchises; provided, however, that the we shall not be required to preserve any right or franchise if we determine that their preservation is no longer desirable in the conduct of business.
Certain Definitions
      “attributable debt” in respect of any sale and leaseback transaction means, at the date of determination, the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligation of the lessee for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended). “net rental payments” under any lease for any period means the sum of the rental and other payments required to be paid in such period by the lessee thereunder, excluding any amounts required to be paid by such lessee (whether or not designated as rental or additional rental payments) on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges.
      “consolidated net tangible assets” means, at the date of determination, the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities (excluding any indebtedness for money borrowed having a maturity of less than 12 months from the date of our then most recent consolidated balance sheet publicly available but which by its terms is renewable or extendible beyond 12 months from such date at the option of the borrower) and (b) all goodwill, trade names, patents, unamortized debt discount and expense and any other like intangibles, all as set forth on our then most recent consolidated balance sheet publicly available and computed in accordance with generally accepted accounting principles.
      “funded debt” means debt which by its terms matures at or is extendible or renewable at the option of the obligor to a date more than 12 months after the date of the creation of such debt.
      “principal property” means any plant, office facility, warehouse, distribution center or equipment located within the U.S. (other than its territories or possessions) and owned by us or any subsidiary, the gross book value (without deduction of any depreciation reserves) of which on the date as of which the determination is being made exceeds 1% of consolidated net tangible assets, except any such property which our board of directors, in its good faith opinion, determines is not of material importance to the business conducted by us and our subsidiaries, taken as a whole, as evidenced by a board resolution.
      “restricted subsidiary” means any of our subsidiaries which owns or leases a principal property.
Events of Default
      The following events are defined in the indenture as “events of default” with respect to each series of the New Notes: (1) failure to pay any interest on the New Notes of that series when due and payable, continued for 30 days; (2) failure to pay principal of or any premium on the New Notes of that series at its maturity; (3) failure to perform or breach of any other covenant or warranty of ours in the indenture applicable to such series, continued for 60 days after written notice as provided in the indenture; (4) failure to pay when due at maturity or a default that results in the acceleration of maturity of any indebtedness for borrowed money of ours or the restricted subsidiaries in an aggregate amount of $500 million or more; and (5) certain events in bankruptcy, insolvency or reorganization involving us.
      If an event of default occurs and is continuing, then either the trustee or the holders of at least 25% of the outstanding principal amount of the New Notes of each affected series by notice as provided in the indenture may declare the principal amount of all of the New Notes of such series to be due and payable immediately. At any time after a declaration of acceleration with respect to the New Notes of any of the series has been made, but before a judgment or decree for payment of money has been obtained by the trustee, the holders of a majority in aggregate principal amount of the outstanding principal amount of the New Notes of each affected series may, under certain circumstances, rescind and annul such acceleration.
      The indenture provides that, subject to the duty of the trustee during default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders shall have offered to the trustee indemnity reasonably satisfactory to it. Subject to such provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding New Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the New Notes.
      We are required to furnish to the trustee annually a statement as to our performance by of certain of our obligations under the indenture and as to any default in such performance.
Modification And Waiver
      Modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding New Notes of each series affected by the modification or waiver; provided, however, that no such modification or amendment may, without the consent of the holder of each New Note affected thereby, change the stated maturity of the principal of, or any installment of principal of or interest on, any New Note, reduce the principal amount of, or premium or interest on, any New Note, change the place of payment where coin or currency in which the principal of, or any premium or interest on, any New Note is payable, impair the right to institute suit for the enforcement of any payment on or with respect to any New Note, reduce the percentage in principal amount of outstanding New Notes, the consent of the holders of which is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or modify any of the above provisions.
      The holders of not less than a majority in aggregate principal amount of the outstanding New Notes of each series may, on behalf of the holders of all New Notes of that series, waive our compliance with certain restrictive provisions of the indenture. The holders of not less than a majority in aggregate principal amount of the outstanding New Notes of each series may, on behalf of the holders of all New Notes of such series, waive any past default under the Indenture, except a default (1) in the payment of principal of, or any premium or interest on, any New Note or (2) in respect of a covenant or provision of the indenture which cannot be modified or without the consent of the holder of each New Note of the affected series.
      Modifications and amendments of the indenture may be made by us and the trustee without the consent of any holders for any of the following purposes: (1) to evidence the succession of another person to us and the assumption by any such successor of our covenants herein and in the securities, (2) to add to our covenants for the benefit of the holders or to surrender any right or power herein conferred upon us, (3) to add any additional events of default, (4) to secure the securities, (5) to evidence and provide for the acceptance of appointment hereunder by a successor trustee hereunder, (6) to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under the indenture (including as to any particular series of New Notes, to conform the terms of such series to the provisions of the description of such series set forth in any final offering memorandum or final prospectus relating to the initial issuance of such series to the extent that such description provisions are intended to be a verbatim recitation of terms applicable to the series), provided such action shall not adversely affect the interests of the holders in any material respect, (7) to comply with the requirements of the SEC in order to effect or maintain the qualifications of this indenture under the TIA, (8) to provide for uncertificated Securities in addition to or in place of certificated securities, (9) to provide for the issuance and establish the forms and terms and conditions of securities of any series as permitted by the indenture or (10) to comply with the rules of any applicable securities depositary.
Consolidation, Merger and Sale of Assets
      We, without the consent of the holders of any of the outstanding New Notes, may consolidate or merge with or into, or convey, transfer or lease its properties and assets substantially as an entirety to any person which is a corporation, partnership, limited liability company or trust organized and validly existing under the laws of any domestic jurisdiction, provided that (1) any successor person assumes by supplemental indenture our obligations on the New Notes and under the indenture, (2) after giving effect to the transaction no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have occurred and be continuing under the indenture, (3) as a result of such transaction our properties or assets are not subject to any encumbrance which would not be permitted under the indenture and (4) we shall have delivered an officers’ certificate and an opinion of counsel, each stating that such transaction or supplemental indenture complies with the indenture.
Defeasance Provisions
      Defeasance and Discharge. The indenture provides that we will be discharged from any and all obligations in respect of the New Notes of any of the series (except for certain obligations to register the transfer or exchange of New Notes, to replace stolen, lost or mutilated notes of that series, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit with the trustee, in trust, of money, U.S. government obligations, or a combination thereof, which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay any installment of principal of (and premium, if any) and interest on the stated maturity of such payments in accordance with the terms of the indenture and the New Notes of such series. Such discharge may only occur if there has been a change in applicable Federal law or we have received from, or there has been published by, the U.S. Internal Revenue Service a ruling to the effect that such a discharge will not be deemed, or result in, a taxable event with respect to holders of the New Notes of such series. The term U.S. government obligations is defined to mean direct obligations of the U.S., backed by its full faith and credit.
      Defeasance of Certain Covenants and Events of Default. We may omit to comply with the restrictive covenants described in “— Restrictive Covenants — Limitations on Secured Debt” and “— Restrictive Covenants — Limitations on Sale and Leaseback Transactions” and the omission with respect thereof shall not be an event of default. To exercise such option, we must deposit with the trustee money, U.S. government obligations or a combination thereof, which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay any installment of principal of (and premium, if any) and interest on the stated maturity of such payments in accordance with the terms of the indenture and the New Notes of that series. We will also be required to deliver to the trustee an opinion of counsel to the effect that the deposit and related covenant defeasance will not cause the holders of the New Notes of that series to recognize income, gain or loss for Federal income tax purposes.
      Defeasance and Events of Default. In the event we exercise our option to omit compliance with certain covenants of the indenture and the New Notes are declared due and payable because of the occurrence of an event of default, the amount of money and U.S. government obligations on deposit with the trustee will be sufficient to pay amounts due on the New Notes at the time of their stated maturity, but may not be sufficient to pay amounts due on the New Notes at the time of the acceleration resulting from such event of default. However, we shall remain liable for such payments.
Governing Law
      The indenture and the New Notes will be governed by and construed in accordance with the internal laws of the State of New York.
Book-Entry; Delivery and Form
      We will issue the New Notes only in fully registered form, without interest coupons. We will not issue New Notes in bearer form. Except as described below, the New Notes will be deposited with, or on behalf of DTC, New York, New York, as depository, and registered in the name of Cede & Co., as DTC’s nominee, in the form of one or more global note certificates.
      Ownership of beneficial interests in a global certificate will be limited to persons who have accounts with DTC participants or persons who hold interests through participants. Ownership of beneficial interests in the global certificates will be shown on, and the transfer of these ownership interests will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).
      So long as DTC, or its nominee, is the registered owner or holder of a global certificate, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the New Notes represented by such global certificate for all purposes under the indenture and the New Notes. In addition, no beneficial owner of an interest in a global certificate will be able to transfer that interest except in accordance with DTC’s applicable procedures (in addition to those under the Indenture referred to herein).
      Payments on global certificates will be made to DTC, or its nominee, as the registered owner thereof. Neither us, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global certificates or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
      We expect that DTC, or its nominee, upon receipt of any payment in respect of a global certificate representing any New Notes held by it or its nominee, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global certificate for such notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such global certificate held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.
      Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in a global certificate to such persons may be limited. Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants (defined below) and certain banks, the ability of a person having a beneficial interest in a global certificate to pledge such interest to persons or entities that do not participate in the DTC system or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate of such interest.
      We believe that it is the policy of DTC that it will take any action permitted to be taken by a holder of New Notes only at the direction of one or more participants to whose account interests in the global certificates are credited and only in respect of such portion of the aggregate principal amount of the New Notes as to which such participant or participants has or have given such direction.
      The indenture provides that a global certificate will be exchangeable for New Notes in certificated form if (i) the depository notifies us that it is unwilling or unable to continue as depository or the depository ceases to be a “clearing agency” registered under the exchange act and, in each case, a successor depository is not appointed by us within 90 days of such notice or such cessation, as the case may be, (ii) we determine that the New Notes shall no longer be represented by a global certificate and executes and delivers to the trustee a company order that the global certificate shall be exchangeable or (iii) there shall have occurred and be continuing an event of default, or event which, with notice or lapse of time or both, would constitute an event of default, with respect to any New Notes represented by the global certificate. In addition, in accordance with the provisions of the indenture and subject to certain limitations therein set forth, a beneficial owner of a beneficial interest in a global certificate may request a New Note in certificated form, in exchange in whole or in part, as the case may be, for such beneficial owner’s interest in the global certificate. In any such instance, an owner of a beneficial interest in a global certificate will be entitled to physical delivery in certificated form of New Notes in authorized denominations equal in principal amount to such beneficial interest and to have such New Notes registered in its name. These certificates will bear the restrictive legend referred to in “Notice to Investors” unless that legend is not required by applicable law.
      DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant or indirect participant, including Euroclear Bank S.A./N.C. and Clearstream Banking, S.A. The rules applicable to DTC and its participants are on file with the Commission.
      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global certificates among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither us nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
      In case any New Note shall become mutilated, defaced, destroyed, lost or stolen, we will execute and, upon our request, the trustee will authenticate and deliver a replacement New Note, of like tenor and equal principal amount in exchange and substitution for such New Note (upon surrender and cancellation thereof) or in lieu of and substitution for such New Note. In case such note is destroyed, lost or stolen, the applicant for a substituted New Note shall furnish to us and the trustee such security or indemnity as may be required by them to hold each of them harmless, and, in every case of destruction, loss or theft of such New Note, the applicant shall also furnish to the us or the trustee satisfactory evidence of the destruction, loss or theft of such New Note and of the ownership thereof. Upon the issuance of any substituted New Note, we may require the payment by the registered holder thereof of a sum sufficient to cover fees and expenses connected therewith.
Regarding the Trustee
      The TIA contains limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee is permitted to engage in other transactions with the us and our subsidiaries from time to time, provided that if the trustee acquires any conflicting interest it must eliminate such conflict upon the occurrence of an event of default, or else resign.
Calculations in Respect of New Notes
      We or our agents will be responsible for making all calculations called for under the New Notes. These calculations include, but are not limited to, determination of the market price of the New Notes and amounts of interest on the New Notes. We or our agents will make all of these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of New Notes. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.
DESCRIPTION OF CAPITAL STOCK
General
      The following description of our capital stock is subject to our articles of incorporation and bylaws, and the provisions of applicable Minnesota law.
Authorized Capital Stock
      The articles provide authority to issue up to 1,602,500,000 shares of stock of all classes, of which 1,600,000,000 are shares of common stock, $0.10 par value per share, and 2,500,000 are shares of preferred stock, $1.00 par value per share.
Common Stock
      Under our articles, holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Our bylaws provide that, except as specifically required otherwise under our articles or bylaws or Minnesota law, all matters submitted to the shareholders are decided by a majority vote of the shares entitled to vote and represented at a meeting at which there is a quorum, except for election of directors which will be decided by a plurality vote.
      Under our articles, holders of our stock are expressly denied preemptive rights and cumulative voting rights.

Preferred Stock
      We have 2,500,000 authorized but unissued shares of preferred stock, par value $1.00 per share. Our articles provide that whenever the holders of a class or series of preferred stock have the right to elect any directors, the election, term and other features of such directorships shall be governed by the terms set forth in the resolution of our board of directors designating the rights and preferences of such class or series of preferred stock, and any directors elected by the holders of preferred stock shall not be divided into classes unless provision is expressly made for such classification by the terms of such preferred stock. Shares of our preferred stock could be issued that would have the right to elect directors, either separately or together with the our common stock, with such directors either divided or not divided into classes. Under certain circumstances such our preferred stock could be used to create voting impediments or to deter persons seeking to effect a takeover or otherwise gain control of us in a transaction which holders of some or a majority of our common stock may deem to be in their best interests. Such shares of our preferred stock could be sold in public or private transactions to purchasers who might support the our board of directors in opposing a takeover bid that the our board of directors determines not to be in our best interests and our shareholders. In addition our board of directors could authorize holders of a class or series of preferred stock to vote, either separately as a class or together with the holders of our common stock, on any merger, sale, or exchange of assets by us or any other extraordinary corporate transaction. The ability to issue our preferred stock might have the effect of discouraging an attempt by another person or entity, through the acquisition of a substantial number of shares of our common stock, to acquire control of us with a view to imposing a merger, sale of all or any part of the assets or a similar transaction, because the issuance of new shares could be used to dilute the stock ownership of such person or entity. See “— Shareholder Rights Plan.”
Liability Of Directors
      Our articles exempt directors from personal liability to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director to the full extent permitted by Minnesota law.
Business Combinations And Control Share Acquisitions
      We are governed by Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. In general, Section 302A.671 provides that the shares of a public Minnesota corporation acquired in a “control share acquisition” have no voting rights unless voting rights are approved in a prescribed manner. A “control share acquisition” is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. In general, Section 302A.673 prohibits a public Minnesota corporation from engaging in a “business combination” with an “interested shareholder” for a period of four years after the date of the transaction in which the person became an interested shareholder, unless either the business combination or the acquisition by which such person becomes an interested shareholder is approved in a prescribed manner before the person became an interested shareholder. “Business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who is the beneficial owner, directly or indirectly, of 10% or more of the voting power of the corporation’s outstanding voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the corporation’s outstanding voting stock. Such provisions of Minnesota law could have the effect of delaying, deferring, or preventing a change in control of us.
Shareholder Rights Plan
      Under a Shareholder Rights Plan adopted by our board of directors in October 2000, all shareholders receive along with each common share owned a preferred stock purchase right entitling them to purchase from our one 1/5000 of a share of Series A Junior Participating Preferred Stock at an exercise price of $400 per such share. The rights are not exercisable or transferable apart from the common stock until

15 days after the public announcement that a person or group (the acquiring person) has acquired 15% or more of our common stock or 15 business days after the announcement of a tender offer which would increase the acquiring person’s beneficial ownership to 15% or more of our common stock. After any person or group has become an acquiring person, each right entitles the holder (other than the acquiring person), to purchase, at the exercise price, common stock of us having a market price of two times the exercise price. If we are acquired in a merger or other business combination transaction, each exercisable right entitles the holder to purchase, at the exercise price, common stock of the acquiring company or an affiliate having a market price of two times the exercise price of the right. The board of directors may redeem the rights for $0.005 per right at any time before any person or group becomes an acquiring person. The board may also reduce the threshold at which a person or group becomes an acquiring person from 15% to no less than 10% of the outstanding common stock. The rights expire on October 26, 2010.
Transfer Agent
      Our transfer agent and registrar of the common stock is Wells Fargo National Association Shareowner Services.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS
      This disclosure is limited to the federal tax issues addressed herein. Additional issues may exist that are not addressed in this disclosure and that could affect the federal tax treatment of the New Notes. This tax disclosure was written as a summary, and it cannot be used by a holder for the purpose of avoiding penalties that may be asserted against the holder under the U.S. Internal Revenue Code. Holders should seek their advice based on their particular circumstances from an independent tax advisor.
      This section describes the material U.S. federal income tax consequences of owning the New Notes. It applies to you only if you acquire New Notes in the exchange and you hold your notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns notes that are a hedge or that are hedged against interest rate risks,

•	a person that owns notes as part of a straddle or conversion transaction for tax purposes, or

•	a person whose functional currency for tax purposes is not the U.S. dollar.
      If you purchase New Notes at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.
      This discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.
U.S. Holders
      This section describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of a New Note and you are:

•	a citizen or resident of the U.S.,

•	a domestic corporation,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.
      If you are not a U.S. holder, this subsection does not apply to you and you should refer to “Non-U.S. Holders” below.
      Payments of Interest. You will be taxed on interest on your New Note as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.
      Additional Interest. If we become obligated to pay additional interest, we intend to take the position that such amounts would be treated as ordinary interest income and taxed as described under “— Payments of Interest” above. If we become obligated to pay additional interest, however, it is possible that the New Notes could be deemed retired and reissued, in which case a U.S. Holder may be required to accrue “original issue discount” on the New Notes. Persons considering the purchase of New Notes are urged to consult their tax advisors regarding the federal income tax consequences of the payment of additional interest on the New Notes.
      Purchase, Sale and Retirement of the Notes. Your tax basis in your New Note generally will be its cost. You will generally recognize capital gain or loss on the sale or retirement of your New Note equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest, and your tax basis in your note. Capital gain of a noncorporate U.S. holder is generally taxed at a maximum rate of 15% where the property is held more than one year.
Non-U.S. Holders
      This subsection describes the tax consequences to a non-U.S. holder (a U.S. alien holder). You are a U.S. alien holder if you are a beneficial owner of a New Note and are, for U.S. federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation,

•	a foreign partnership, or

•	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from a note.
      If you are a U.S. holder, this subsection does not apply to you.
      Under U.S. federal income and estate tax law, and subject to the discussions of backup withholding below, if you are a U.S. alien holder of a New Note:

•	we and other U.S. payors generally will not be required to deduct U.S. withholding tax from payments of principal and interest to you if, in the case of payments of interest:

1.	you do not actually or constructively own 10% or more of our total combined voting power of all classes of stock entitled to vote,

2.	you are not a controlled foreign corporation that is related to us through stock ownership, and

3.	the U.S. payor does not have actual knowledge or reason to know that you are a U.S. person and:

a.	you have furnished to the U.S. payor an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-U.S. person,

b.	in the case of payments made outside the U.S. to you at an offshore account (generally, an account maintained by you at a bank or other financial institution at any location outside the U.S.), you have furnished to the U.S. payor documentation that established your identity and your status as a non-U.S. person,

c.	the U.S. payor has received a withholding certificate (furnished on an appropriate Internal Revenue Service Form W-8 or an acceptable substitute form) from a person claiming to be:

i.	a withholding foreign partnership (generally a foreign partnership that has entered into an agreement with the Internal Revenue Service to assume primary withholding responsibility with respect to distributions and guaranteed payments it makes to its partners),

ii.	a qualified intermediary (generally a non-U.S. financial Institution or clearing organization or a non-U.S. branch or office of a U.S. financial institution or clearing organization that is a party to a withholding agreement with the Internal Revenue Service), or

iii.	a U.S. branch of a non-U.S. bank or of a non-U.S. insurance company, and the withholding foreign partnership, qualified intermediary or U.S. branch has received documentation upon which it may rely to treat the payment as made to a non-U.S. person in accordance with U.S. Treasury regulations (or, in the case of a qualified intermediary, in accordance with its agreement with the Internal Revenue Service),

d.	the U.S. payor receives a statement from a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business,

i.	certifying to the U.S. payor under penalties of perjury that an Internal Revenue Service form W-8BEN or an acceptable substitute form has been received from you by it or by a similar financial institution between it and you, and

ii.	to which is attached a copy of the Internal Revenue Service Form W-8BEN or acceptable substitute form, or

e.	the U.S. payor otherwise possesses documentation upon which it may rely to treat the payment as made to a non-U.S. person in accordance with U.S. Treasury regulations;

•	no deduction for any U.S. federal withholding tax will be made from any gain that you realize on the sale or exchange of your New Note.
      Further, a New Note held by an individual who at death is not a citizen or resident of the U.S. will not be includible in the individual’s gross estate for U.S. federal estate tax purposes if:

•	the decedent did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote at the time of death and

•	the income on the New Note would not have been effectively connected with a U.S. trade or business of the decedent at the same time.
Backup Withholding and Information Reporting
      In general, if you are a noncorporate U.S. holder, we and other payors are required to report to the Internal Revenue Service all payments of principal and interest on your New Note. In addition, we and other payors are required to report to the Internal Revenue Service any payment of proceeds of the sale of your New Note before maturity within the U.S. Additionally, backup withholding will apply to any payments if you fail to provide an accurate taxpayer identification number, or you are notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns.
      In general, if you are a U.S. alien holder, payments of principal or interest made by us and other payors to you will not be subject to backup withholding and information reporting, provided that the certification requirements described above under “Non-U.S. Holders” are satisfied or you otherwise establish an exemption. However, we and other payors are required to report payments of interest on your New Notes on Internal Revenue Service Form 1042-S even if the payments are not otherwise subject to information reporting requirements.
      In addition, payment of the proceeds from the sale of notes effected at a U.S. office of a broker will not be subject to backup withholding and information reporting provided that:

•	the broker does not have actual knowledge or reason to know that you are a U.S. person and you have furnished to the broker:

•	an appropriate Internal Revenue Service Form W-8 or an acceptable substitute form upon which you certify, under penalties of perjury, that you are not a U.S. person, or

•	other documentation upon which it may rely to treat the payment as made to a non-U.S. person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.
      If you fail to establish an exemption and the broker does not possess adequate documentation of your status as a non-U.S. person, the payments may be subject to information reporting and backup withholding. However, backup withholding will not apply with respect to payments made to an offshore account maintained by you unless the broker has actual knowledge that you are a U.S. person.
      In general, payment of the proceeds from the sale of New Notes effected at a foreign office of a broker will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the U.S.,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a U.S. address, or

•	the sale has some other specified connection with the U.S. as provided in U.S. Treasury regulations, unless the broker does not have actual knowledge or reason to know that you are a U.S. person and the documentation requirements described above (relating to a sale of notes effected at a U.S. office of a broker) are met or you otherwise establish an exemption.
      In addition, payment of the proceeds from the sale of New Notes effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a U.S. person,

•	a controlled foreign corporation for U.S. tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more then 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a U.S. trade or business, unless the broker does not have actual knowledge or reason to know that you are a U.S. person and the documentation requirements described above (relating to a sale of notes effected at a U.S. office of a broker) are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a U.S. person.
LEGAL MATTERS
      The validity of the securities offered by this prospectus will be passed upon for us by Fredrikson & Byron, P.A., Minneapolis, Minnesota.
EXPERTS
      The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended April 29, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

OFFER TO EXCHANGE
$1,000,000,000 Principal Amount of Our
4.375% Senior Notes, Series B due 2010 and
4.750% Senior Notes, Series B due 2015
for all outstanding
4.375% Senior Notes due 2010 and
4.750% Senior Notes due 2015
Questions, requests for assistance and requests for additional copies of this prospectus and the related letter of transmittal may be directed to the information or exchange agents at each of their addresses set forth below:
The exchange agent for the exchange offer is:
Wells Fargo Bank, N.A.
Corporate Trust & Escrow Services
N9303-110 MAC
Sixth and Marquette
Minneapolis, MN 55479
Attn: Steven R. Gubrud, Vice President
Telephone: (612) 667-9090
Facsimile: (612) 667-2160

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers
      Minnesota Statutes Section 302A.521, subd. 2, requires us to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to us, against judgments, penalties, fines, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding if certain statutory standards are met. In addition, Section 302A.521, subd. 3, requires payment by us, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain circumstances. A decision as to required indemnification is made by a disinterested majority of the board of directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the board, by special legal counsel, by the shareholders, or by a court. Section 302A.521 contains detailed terms regarding such right of indemnification and reference is made thereto for a complete statement of such indemnification rights.
      Our Bylaws provide for indemnification by us to the full extent permitted by Minnesota Statutes Section 302A.521, as now enacted or hereafter amended, against and with respect to threatened, pending, or completed actions, suits, or proceedings arising from, or alleged to arise from, a party’s actions or omissions as a director, officer, employee, or agent of us or any subsidiary of us or of any other corporation, partnership, joint venture, trust, or other enterprise that has served in such capacity at our request if such acts or omissions occurred, or were or are alleged to have occurred, while such party was our director or officer. Generally, under Minnesota law, indemnification will be available only where an officer or director can establish that he or she acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of us. As permitted by Minnesota Statutes Section 302A.521, our articles of provide that a director shall have no personal liability to us or our shareholders for breach of his or her fiduciary duty as a director, to the fullest extent permitted by law.
      We have established a Directors and Officers Indemnification Trust, a copy of which has been filed with the SEC.

Item 21.	Exhibits and Financial Statement Schedule
EXHIBIT INDEX

Exhibit No.	Description

4.1	Indenture dated as of September 15, 2005 between the Company and Wells Fargo Bank, National Association, as Trustee, with respect to the 4.375% Senior Notes due 2010 and 4.750% Senior Notes due 2015.
4.2	Form of 4.375% Senior Notes, Series B due 2010.
4.3	Form of 4.750% Senior Notes, Series B due 2015.
4.4	Form of 4.375% Senior Notes due 2010 (contained in Exhibit 4.1).
4.5	Form of 4.750% Senior Notes due 2015 (contained in Exhibit 4.1).
5.1	Opinion of Fredrikson & Byron, P.A.
8.1	Tax Opinion of Fredrikson & Byron, P.A.
12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Fredrikson & Byron, P.A. (see Exhibit 5.1).
23.3	Consent of Fredrikson & Byron, P.A. (see Exhibit 8.1).
24.1	Power of Attorney (included on the signature page).
25.1	Statement of Eligibility and Qualification of Trustee on Form T-1.

Exhibit No.	Description

99.1	Form of Letter of Transmittal.
99.2	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.3	Form of Letter to Clients.
99.4	Form of Instruction Form of Instructions to Registered Holder and/or Book-Entry Transfer Participant from Owner.
99.5	Form of Guidelines for Certification of Taxpayer Identification.

Item 22.	Undertakings
      a. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.
      b. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the financial adjudication of such issue.
      c. The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      d. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
      e. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on this 6th day of December, 2005.

MEDTRONIC, INC.

By:	/s/ Gary L. Ellis

Name: Gary L. Ellis

Its:	Senior Vice President and

Chief Financial Officer
Dated: December 6, 2005

POWER OF ATTORNEY
      Each person whose signature appears below constitutes and appoints Arthur D. Collins, Jr. and Terrance L. Carlson, and each of them, either one of whom may act without the joinder of the other, as his or her true and lawful attorney-in-fact, with full power of substitution and re-substitution for him or her in any and all capacities, to sign on his or her behalf any and all amendments and post-effective amendments to this registration statement, or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits hereto and other documents in connection therewith or in connection with the registration of the securities under the Securities Act of 1934, as amended, with the SEC, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorneys-in-fact and agents or his or her substitutes may do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on December 6, 2005:

Signature	Title

/s/ Arthur D. Collins, Jr. ARTHUR D. COLLINS, JR.	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Gary L. Ellis GARY L. ELLIS	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Richard H. Anderson RICHARD H. ANDERSON	Director

/s/ William r. Brody WILLIAM R. BRODY, M.D., Ph.D.	Director

/s/ Antonio M. Gotto, Jr. ANTONIO M. GOTTO, JR., M.D., D.Phil.	Director

/s/ Shirley Ann Jackson SHIRLEY ANN JACKSON, Ph.D.	Director

/s/ Robert C. Pozen ROBERT C. POZEN	Director

/s/ Jean-Pierre Rosso JEAN-PIERRE ROSSO	Director

/s/ Jack W. Schuler JACK W. SCHULER	Director

/s/ Gordon M. Sprenger GORDON M. SPRENGER	Director

EXHIBIT INDEX

Exhibit No.	Description

4.1	Indenture dated as of September 15, 2005 between the Company and Wells Fargo Bank, National Association, as Trustee, with respect to the 4.375% Senior Notes due 2010 and 4.750% Senior Notes due 2015.
4.2	Form of 4.375% Senior Notes, Series B due 2010.
4.3	Form of 4.750% Senior Notes, Series B due 2015.
4.4	Form of 4.375% Senior Notes due 2010 (contained in Exhibit 4.1).
4.5	Form of 4.750% Senior Notes due 2015 (contained in Exhibit 4.1).
5.1	Opinion of Fredrikson & Byron, P.A.
8.1	Tax Opinion of Fredrikson & Byron, P.A.
12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Fredrikson & Byron, P.A. (see Exhibit 5.1).
23.3	Consent of Fredrikson & Byron, P.A. (see Exhibit 8.1).
24.1	Power of Attorney (included on the signature page).
25.1	Statement of Eligibility and Qualification of Trustee on Form T-1.
99.1	Form of Letter of Transmittal.
99.2	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.3	Form of Letter to Clients.
99.4	Form of Instruction Form of Instructions to Registered Holder and/or Book-Entry Transfer Participant from Owner.
99.5	Form of Guidelines for Certification of Taxpayer Identification.